UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

Form 6-K

__________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

February 10, 2016

__________________________

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

__________________________

N/A

(Translation of Registrant’s Name into English)

__________________________

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

6440 Oak Canyon

Suite 200

Irvine, CA 92618

+866-790-1447

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

__________________________

Lombard Medical, Inc.

6440 Oak Canyon

Suite 200

Irvine, CA 92618

(Name, Address of Agent for Service)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 5, 2016, and February 7, 2016, three Officers of Lombard Medical, Inc. (the “Company”) purchased ordinary shares of the Company. On February 5, 2016, the Company’s President, US Commercial Operations, Michael Gioffredi purchased 12,000 shares in open market transactions at an average price of $0.76, and Chief Technology Officer Peter Phillips purchased 5,600 shares in open market transactions at an average price of $0.70. On February 7, 2016, VP, Clinical and Regulatory, Linda D’Abate purchased 6,000 shares in open market transactions at an average price of $0.76.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer

Date: February 10, 2016